Form N-SAR
Item 77Q(a)
Amendment to By-Laws
The RBB Fund, Inc.

At a Meeting of the Board of Directors of The RBB Fund, Inc. (the "Company") held on February 12, 2009, the Board considered an amendment to the By-Laws of the Company eliminating a restriction barring the holding of multiple offices by senior officers of the Company. The following resolution passed unanimously:

      RESOLVED, that the third sentence of
Section 1 of Article V of the By-Laws of the Company be, and the same hereby is, amended and restated as follows:

      Any two or more offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity.